August 2, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Tracie Mariner
Tracey Houser

RE:	Waste Connections, Inc.
Form 10-Q for Fiscal Quarter Ended March 31, 2018
Filed May 2, 2018
File No. 001-34370

Ladies and Gentlemen:

This letter responds to the comments that Waste Connections, Inc. (the “Company”, “we”, “us” or “our”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on July 9, 2018. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2018.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

3. New Accounting Standards

Revenue From Contracts With Customers, page 7

1.	We note your disclosures on page 7 for the adoption of ASC 606, which appear to substantially replicate the disclosures you provided on page 99 of your 2017 Form 10-K in accordance with SAB 74 rather than the disclosures required by ASC 606-10-50. Please tell us your considerations of the disclosures set forth in ASC 606-10-50 (e.g. disaggregated revenue, explanations of your performance obligations, transaction price allocated to remaining performance obligations, significant judgements applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.). We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practice in each quarterly report in the year of adoption.

U.S. Securities and Exchange Commission August 2, 2018 Page 2

Company’s Response:

In response to the comments received above, we have included additional disclosures to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2018, filed on July 25, 2018 with the SEC (the “Form 10-Q”). We respectfully ask the Staff to consider the disclosures in the Form 10-Q relating to revenue recognition as a direct response to the comments above on a prospective basis.

As described in Note 5, “Revenue”, to the Condensed Consolidated Financial Statements of the Form 10-Q (“Note 5”), the Company generates revenue by providing waste collection, transfer, disposal and recycling services, non-hazardous exploration and production waste treatment, recovery and disposal services and intermodal services. The factors that impact the timing and amount of revenue recognized for each service line may vary based on the nature of the service performed. Generally, the Company recognizes revenue at the time it performs a service. In the event that the Company bills for services in advance of performance, it recognizes deferred revenue for the amount billed and subsequently recognizes revenue at the time the service is provided.

In accordance with ASC 606-10-50-5, we selected categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors. The objective of the Company’s disaggregated revenue disclosure is to provide the most useful information to users of the Company’s financial statements based on categories that are meaningful to the Company’s business. The disaggregated revenue assessment requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation.

Based on our evaluation, we believe that the additional detail provided in Note 5 meets the disclosure objectives in ASC 606-10-50-5. We included a table of disaggregated revenues reflecting a breakdown of our revenue by line of service. We also disclosed revenues by reportable segment in Note 11, “Segment Reporting”, which further addresses the disclosure requirements under ASC 606-10-50-5. We continually evaluate the most appropriate manner to disaggregate our revenues based on the evolution of our business and will revise our disclosures in the future as necessary.

In accordance with 606-10-50-13 and 606-10-50-14, we disclosed in the “Revenue Recognition” section of Note 5 that we do not disclose the value of unsatisfied performance obligations for our solid waste collection service contracts as our right to consideration corresponds directly to the value provided to the customer for services completed to date, and all future variable consideration is allocated to wholly unsatisfied performance obligations. Solid waste collection revenue from sources other than customer contracts primarily relates to lease revenue associated with compactors. Revenue from these leasing arrangements was not material and represented an insignificant amount of total revenue for each of the reported periods.

U.S. Securities and Exchange Commission August 2, 2018 Page 3

In addition, in Note 5, we described significant judgments applied for each line of service including judgments related to the timing of satisfaction of performance obligations and how the transaction price is determined in accordance with paragraphs 606-10-50-17, 606-10-50-19 and 606-10-50-20.

As described in Note 3, “Revenue From Contracts With Customers”, to the Condensed Consolidated Financial Statements, for contracts with an effective term greater than one year, we applied ASC 606-10-50-14A(b)’s practical expedient that permits the exclusion of unsatisfied performance obligations as our right to consideration corresponds directly to the value provided to the customer for services completed to date, and all future variable consideration is allocated to wholly unsatisfied performance obligations. In addition, we applied ASC 606-10-50-14a’s optional exemption for performance obligations related to contracts that have an original expected duration of one year or less. We applied ASC 340-40-25-4’s practical expedient that permits an entity to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity would have recognized is one year or less.

In addition to the disclosures described above, the Company has evaluated additional areas of the new standard for potential impact including discounts, free service periods, rebates, and principal versus agent relationships, none of which resulted in a material impact on the Company’s consolidated financial statements.

We would welcome the opportunity to discuss these comments with you further. If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (832) 442-2253.

Sincerely,

/s/ Mary Anne Whitney
Mary Anne Whitney
Senior Vice President and Chief Financial Officer

cc:	Michael Harlan, Chair, Audit Committee, Waste Connections, Inc.
Jeff Deatsman, Partner, Grant Thornton, LLP
David Taylor, Partner, Locke Lord LLP